Exhibit 8

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Subsidiaries

At December 31, 2013

Name of Subsidiary*	Country
Teva Canada Limited	Canada
Teva Santé SAS	France
ratiopharm GmbH	Germany
Teva GmbH	Germany
TEVA Pharmaceutical Works Private Limited Company	Hungary
Teva Italia S.r.l.	Italy
Teva Seiyaku	Japan
Teva Limited Liability Company	Russia
Teva Pharma S.L.	Spain
Teva UK Limited	United Kingdom
Teva Pharmaceuticals USA, Inc.	United States

*	All the listed subsidiaries are 100% held by Teva.